Exhibit 99.1

Qihoo 360 Appoints Chief Operating Officer

BEIJING, Dec. 29, 2015 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced that it has appointed Ms. Jie Chen as Chief Operating Officer, primarily responsible for Company's general operations, effective immediately. Ms. Chen will report to Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360.

"Ms. Chen is a trusted leader and has demonstrated exceptional commitments and capabilities over the past years," commented Mr. Zhou, "I have tremendous confidence in her ability to optimize our businesses and leverage our collective strengths to better serve our customers and clients and to drive Qihoo 360 to the long-term success."

Ms. Jie Chen joined the Company in March 2006 and has been the Company's senior vice president since 2014, taking leadership roles in various functions, including PC, mobile and IOT business operations. Before joining us, from 2004 to 2006, Ms. Chen was the deputy chief editor and a director at Yahoo! China, where she was responsible for website content production and management. From 2002 to 2004, Ms. Chen served as an editor at Sohu.com Inc., primarily responsible for the operation and management of the finance channel of Sohu.com. From 2000 to 2002, she worked as a senior editor at Sina Corp. Ms. Chen received her bachelor's degree in investment economics from Central University of Finance and Economics in 1999.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com